

February 13, 2013

Via E-mail
Michael Q. Murray
General Counsel
Sealy Corporation
Sealy Drive One Office Parkway
Trinity, NC 27370

> **Re:** **Sealy Corporation**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14C**
> **Filed February 8, 2013**
> **File No. 001-08738**

Dear Mr. Murray:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

The Merger, page 17

1. We note your response to comment one of our letter dated February 4, 2013. In particular, we note that you believe that any enhanced disclosure regarding the decision that Lawrence J. Rogers would continue as CEO of Sealy following completion of the merger would be misleading and not accurately report events. It appears that the only relevant disclosure regarding Mr. Rogers' continued employment with Tempur-Pedic appears on page 21 and notes that Mr. Rogers believed that Tempur-Pedic would have a strong desire for senior management (including Mr. Rogers) to remain with the company after the transaction. However, we note that according to your press release issued September 27, 2012, the day after the merger agreement was signed, it was already determined that Mr. Rogers would remain CEO of Sealy and report to Mr. Sarvary. Please revise your disclosure to reflect any discussions regarding Mr. Rogers' continued employment, or, in the alternative, please explain why you do not believe such disclosure is required. Please also explain your statement on page 53 that as of the date of the information statement, none of the company's executive officers has entered into any agreement, arrangement or understanding regarding employment with the surviving corporation.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Sean Rodgers, Esq. (*Via E-mail*)
  Simpson, Thacher & Bartlett LLP